Mailstop 4631
                                                           March 5, 2019

Via E-Mail
Ms. Rong Rao
Director
Jufeel International Group
85 Jinshui East Road19/F, Tower 3, Yabao
Zhengzhou, Henan Province, PRC 450000

       Re:      Jufeel International Group
                Registration Statement on Form S-1
                Filed February 21, 2019
                File No. 333-229777

Dear Ms. Rao:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Interest of Named Experts and Counsel, page 31

   1. Please revise your disclosure to provide the information required by Item 509 of
      Regulation S-K as it pertains to your independent registered public accounting firm. In addition, please have your auditor revise its consent in Exhibit 23.1 to include a statement acknowledging the reference to it as an expert in auditing and accounting.
      Please refer to Rule 436 of Regulation C.

Director Compensation, page 65

   2. We note your response to comment 2 in our February 14, 2019 letter. You did not update the director compensation table to include the fiscal year ended December 31,
      2018. Please revise.
 Ms. Rong Rao
Jufeel International Group
March 5, 2019
Page 2

Consolidated Financial Statements, page F-1

General

    3. Please confirm to us that you expect to report income from continuing operations for the year ended December 31, 2018.

Note 25. Subsequent Events, page F-43

    4. Please revise the date through which subsequent events were evaluated to match the date that you disclosed in Note 18 on page F-66.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin W.
Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 if you have any other questions.
                                                            Sincerely,

                                                           /s/ Asia
Timmons-Pierce, for

                                                           Amanda Ravitz
                                                           Assistant Director
                                                           Office of
Manufacturing
                                                           and Construction



cc: Jeffrey Stein, JMS Law Group, PLLC